Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                            May 5, 2005

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

      Re:   Cell Power Technologies, Inc.
            Form SB-2/A filed February 17, 2005
            File No. 333-120573

Dear Mr. Schwall:

      This firm represents Cell Power Technologies, Inc. ("Cell Power" or the "Company") in the above-referenced matter. Enclosed for filing is Cell Power's Amendment No. 2 to its Form SB-2 for filing. Below, please find our responses to your March 3, 2005 comment letter:

                                    Form SB-2

Risk Factors, page 7
--------------------

      1. In light of the material weakness identified by your independent registered auditors during the fiscal quarter ended January 31, 2005, please provide a risk factor that delineates the significant deficiency identified by your auditors, the importance of royalty revenue to your operations, and the impact to your financial results and operations resulting from the identified material weakness.

            Response
            --------

            Management of the Company has advised that the third party providing its royalty revenue reports has agreed to provide such reports in intervals that coincide with the Company's fiscal quarters. While we agree with the staff's comment that it would be appropriate to include a risk factor directing attention to the material weakness, management believes that the material weakness has been corrected at this time. Accordingly, we do not believe that is necessary to include a risk factor discussing the material weakness.

We have recently received..., page 8
------------------------------------

      2. Please remove the mitigating language regarding your opinion of the enforceability of the First Amendment and your belief that Global Link will be unsuccessful in its claim from the heading of this risk factor and from the disclosure in the risk factor.

            Response
            --------

            As requested, we have removed the mitigating language.

Selling Stockholders, page 26
-----------------------------

      3. Your response to our prior comment 5 is inconsistent. In the second sentence, you state that certain of the broker-dealers are identified as underwriters, yet in the last sentence, you state that "none of the broker-dealers...are underwriters." Please clarify your response accordingly.

            Response
            --------

            We have identified all broker-dealers and affiliates of broker-dealers.

            We have identified the broker-dealers as underwriters.

            All affiliates of broker-dealers acquired their securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.

      4. Unless the broker-dealers identified in the footnotes to the Selling Stockholder table received their shares as compensation for investment banking services, they must be identified as underwriters in the prospectus, as opposed to stating they "may be" underwriters. As such, if the broker-dealers did not receive the shares as compensation for investment banking services, then revise the footnotes to the Selling Stockholder table and the Plan of Distribution to indicate such selling stockholders are underwriters.

            Response
            --------

            We have revised the selling stockholder and plan of distribution sections to state that the broker-dealers are underwriters as opposed to "may be considered underwriters".

                Form 10-QSB for the period ended January 31, 2005

Item 3, Controls and Procedures
-------------------------------

      5. It is not apparent that your Chief Executive Officer (and Principal Financial and Accounting Officer) has provided the conclusions required by Item 307 of Regulation S-B regarding the effectiveness of the company's disclosure controls and procedures. Although you state that an evaluation of disclosure controls and procedures was performed, you do not indicate the conclusions resulting from such evaluation, particularly in light of the identified deficiency reported. Revise your disclosure to clearly state the conclusions regarding your disclosure controls and procedures. In revising your disclosure, please take into consideration whether the material weakness identified by your auditors is an aspect of "internal control over financial reporting that [is] subsumed within disclosure controls and procedures." We may have further comments, See Release No. 8238 at Part II. E. and Item 307 of Regulation S-B.

            Response
            --------

            To clarify the information that the Company reported in Item 3 of its form 10QSB for the quarter ended January 31, 2005, management believes that the Company's internal control over financial reporting with respect to its recognition of royalty revenue is an element of internal control over financial reporting that is subsumed within the Company's disclosure controls. While management believes that the Company's disclosure controls and procedures overall are effective, internal control over royalty revenue is an area of concern that merits attention. Accordingly, management concluded, following its periodic evaluation of disclosure controls in accordance with Item 307 of Regulation SB that it would be prudent to report this matter during the quarter ended January 31, 2005.

            Based on the above, the disclosure in Item 3 has been revised to state that based upon that evaluation and management's assessment of the potential effect of the material weakness that has been identified, our Chief Executive Officer (and Principal Accounting Officer) concluded that as of the end of the period covered by the Quarterly Report on Form 10-QSB that the Company's disclosure controls and procedures were adequate to enable it to record, process, summarize and report information required to be included in its periodic SEC filings within the required time periods.

            Management of the Company has advised that the third party providing its royalty revenues has agreed to provide such reports based on the Company's fiscal quarter. As a result, management is of the position that there is no longer a material weakness. The 10-QSB/A has been revised accordingly.

      6. Given the identification by your independent registered public accounting firm, Marcum & Kliegman LLP, of a significant deficiency that is considered to be a material weakness, during their review of your first quarter results, supplementally explain to us in detail:

            (a) How the internal control deficiency was identified;

            (b) Why the internal control deficiency was not identified earlier;

            (c) What the quantitative and qualitative impacts were of the internal control deficiency identified;

            (d) If the adjustments that resulted from the internal control deficiency identified were confined to your first quarter results and if yes, why no earlier periods were affected; and,

            (e) Whether or not the internal control deficiency has been corrected.

            Response
            --------

            (a) How the Internal Control Was Identified

            In accordance with Exchange Act Rule 240.15d-15, management performs quarterly evaluations of its controls and procedures in support of its conclusions under Item 307 and Item 308(c) of Regulation SB. Management became of the Company's need to obtain sales and royalty data from the licensor of Cell Boost in reporting intervals that coincide with its fiscal quarters during the fourth quarter of its fiscal year ended October 31, 2004. Marcum & Kliegman LLP, the Company's Independent Registered Public Accounting Firm, identified this condition during their review of our internal controls in connection with their audit of our 2004 financial statements and reported this matter to management. However, management believes that this condition rose to the level of a material weakness during the quarter ended January 31, 2005 due to its expectation of increases in the sales volume of the Cell Boost product and difficulties that the Company encountered in trying to establish procedures with the licensor to obtain the royalty reports in intervals that coincide with its fiscal reporting periods. Management believes that changes in such procedures, if instituted, would have constituted a reportable event under Item 308(c).

            (b) Why The Internal Control Deficiency Was Not Identified Earlier

            Please Refer to Response (a) above.

            (c) What The Quantitative And Qualitative Impacts Were Of The Internal Control Deficiency Identified

            Management does not believe that the identified internal control deficiency has had a material quantitative or qualitative impact on the Company's financial statements to date due to the aggregate amount of royalty revenue earned during the reporting periods.

            For the year ended October 31, 2004 reported royalty revenue was $6,000 less than actual royalty revenue. The Company's reported revenues and net loss for the year ended October 31, 2004 amounted to approximately $126,000 and $1.1 million, respectively. The difference also had no effect on the Company's net loss per share of $(.04), as reported.

            Management is currently unable to quantify the impact of the material weakness on the Company's results of operations during any of its other reporting periods as the outside party has not provided the Company with the specific data that it needs to calculate such amounts.

            (d) If the Adjustments that Resulted From the Internal Control Deficiency Identified Were Confined To Your First Quarter Results and If Yes, Why No Earlier Periods Were Affected

            Please Refer to Response (a) above. As described, the impact is not confined to the Company's first quarter results however; the Company does not believe that the impact of any differences are significant based on the aggregate amount of royalty revenue in each of the reporting periods.

            (e) Whether or Not the Internal Control Deficiency Has Been
            Corrected

            Management has advised that the deficiency has been corrected. The third party that provides the royalty revenue reports has agreed to provide such reports in accordance with the Company's fiscal quarters in future periods.

      7. Please revise your disclosure to expand upon the remedial actions, if any, that you may be taking to address the deficiency identified. For example, we note from your disclosure that you "are committed to addressing and resolving [the] matter by instituting procedures and devoting the resources [you] need to ensure that...revenue is recorded accurately and on a timely basis." Please disclose the specific steps you are taking to address and resolve the material deficiency. Rather than state that you have discussed the material weakness "in detail" with your auditors, disclose, what, if any, were the specific recommendations that your auditors indicated must be made to resolve the deficiency and to what extent you have implemented any such specific recommendations to date. Have you established a timeline for implementing specific recommendations? If so, this information should be disclosed. Finally, provide quantitative information regarding the cost of such remedial actions.

            Response
            --------

            The Company has revised its disclosure to clearly state management discussed the aforementioned material weakness in detail with its independent registered public accounting firm, which firm specifically recommended to management that it contact the outside party to request a change in the reporting structure provided under the licensing agreement. The disclosure will also be revised to indicate that management accepted this recommendation and contacted the outside party to request changes in the reporting schedule, and that the outside party has committed to provide such reports in intervals that coincide with the Company's fiscal quarters beginning in the quarter ending April 30, 2005.

            Please refer to item 6 (c) for comments regarding the Company's ability to quantify the impact of the material weakness.

Changes in Internal Control Over Financial Reporting, page 16
-------------------------------------------------------------

      8. Given the material weakness identified, please eliminate the qualifying phrase "Except as noted above" when reporting on changes in internal controls over financial reporting. Instead, clearly state whether the material weakness materially affects, or is reasonably likely to material affect, your internal control over financial reporting. We may have further comments.

            Response
            --------

            The Company has eliminated the qualifying phrase "Except as noted above". As indicated above, management has advised that the material weakness has been corrected. Form 10QSB/A includes disclosures as to the effect of the material weakness and how the material weakness was corrected.

      9. Please clarify the period that you are referring to when you state that there have been no changes that materially affect or are reasonably likely to materially affect, your internal controls over financial reporting. We note, for example, that you state "there have not been any changes...that occurred during the last calendar (emphasis added) year that have materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting." Why is the evaluation period referenced the "calendar year" ended December 31, 2004, if the fiscal quarter covered by the evaluation, ends January 31, 2005? Please revise or advise. In this regard, we refer you to our prior comment requesting that you explain to us on a supplemental basis, whether the material weakness identified by your auditors impacted more than just your first quarter results. We may have further comments.

            Response
            --------

            The Company revised the "changes in internal controls" to accurately state the relevant period which is the quarter ended January 31, 2005.

                                       ***

      Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

                                           Sincerely,

                                           /s/Stephen Fleming

                                           Stephen Fleming